# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: The Vita Coco Company, Inc., CIK 0001482981
CUSIP: 92846Q107
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 111 Fifth Avenue, Second Floor, New York, New York (NY), 10003
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-029898
Filed by CIK 0001890258

## Reporting persons
- Michael Kirban: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,274,866; shared voting power 0; sole dispositive power 3,274,866; shared dispositive power 0; aggregate amount beneficially owned 3,274,866 (5.6% of the class)

## Item 1. Issuer
Name of issuer: The Vita Coco Company, Inc.
Address of issuer's principal executive offices: 111 Fifth Avenue, Second Floor, New York, NY, 10003

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Michael Kirban (the "Reporting Person").
Address of principal business office or, if none, residence: The business address of the Reporting Person is c/o The Vita Coco Company, Inc., 111 Fifth Avenue, Second Floor, New York, NY 10003.
Citizenship: Michael Kirban is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Based on 57,112,643 shares of Common Stock outstanding as of April 27, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 filed with the U.S. Securities and Exchange Commission on April 29, 2026.

The Reporting Person beneficially owns, as of April 7, 2026, 3,274,866 shares of Common Stock, which consist of (i) 75,339 shares of Common Stock held of record by the Reporting Person directly, (ii) 1,154,797 shares of Common Stock that the Reporting Person has the right to acquire upon the exercise of stock options within 60 days of April 7, 2026, (iii) 1,479,049 shares of Common Stock held of record by the Michael Kirban 2010 Trust, of which the Reporting Person serves as trustee and has sole voting and dispositive power, and (iv) 565,681 shares of Common Stock held of record by the Michael Kirban Revocable Trust, of which the Reporting Person serves as trustee and has sole voting and dispositive power.
Percent of class: 5.6%
Sole power to vote or to direct the vote: 3,274,866
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,274,866
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Michael Kirban: /s/ Michael Kirban, Michael Kirban (05/15/2026)